

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

December 23, 2008

Via U.S. Mail

Steven J. Hartman
Chief Executive Officer
Bond Trust Products LLC
Capitol Office Center, 3422 Old Capitol Trail #188
Wilmington, DE 19808-6192

**Re: Bond Trust Products Trust A
Form 10-K for the fiscal year ended December 31, 2006
Filed March 7, 2007
File no. 001-32519**

Dear Mr. Hartman,

We have reviewed your responses to the comments in our letter dated July 23, 2008 and have the following additional comments.

Form 10-K

Exhibits

1. We note your response to our prior comment 1. Please advise as to the discrepancy between your response to our prior comment 1 and the disclosure in the third or fourth bullet point of the "Where You Can Find More Information" section on page S-17 in each of the three prospectus supplements filed with the Commission which states that periodic reports including a report of the independent public accountants for the trusts will be filed with the Commission.

Response Letter

2. We note the acknowledgments made in the last paragraph of the company's response letter as submitted by counsel to the company. Please include with the next response letter a statement signed by a representative of the company that includes the acknowledgments.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Bell at (202) 551-3574 with any questions.

Sincerely,

Max A. Webb
Assistant Director